Exhibit 99.91

TIMMINS GOLD CORP.

INFORMATION CIRCULAR

(all information as at August 15, 2011 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Timmins Gold Corp. (the "Company") for use at the Annual and Special Meeting of the Company’s shareholders (the "Meeting") to be held on September 8, 2011 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Computershare Trust Company of Canada, at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 1900, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed financial year, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has taken part in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, and except for transactions carried out in the ordinary course of business of the Company or its subsidiaries, no Person or Company has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “Person” or “Company” shall include: (a) each person who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) each proposed nominee for election as a director of the Company; or (c) each associate or affiliate of a persons or companies included in subparagraphs (a) or (b).

NON-REGISTERED HOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "NON-REGISTERED SHAREHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING.  Non-Registered shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Non-Registered Shareholders is identical to that provided to registered shareholders, however its purpose is limited to instructing the registered shareholders how to vote on behalf of the beneficial shareholders.

If securities are listed in an account statement provided to a shareholder by a broker, then in almost all cases those securities will not be registered in such shareholder’s name on the records of the Company. Such securities will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such securities are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Securities held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial shareholder. Without specific instructions, brokers/nominees are prohibited from voting securities for their clients. The directors and officers of the Company do not know for whose benefit the securities registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Non-Registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of Shareholders’ meetings unless the Non-Registered Shareholder has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their securities are voted at the Meeting. Often the form of proxy supplied to a beneficial shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder should a Non-registered Shareholder receiving such a form wish to vote at the Meeting, the Non-Registered Shareholder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Shareholder’s name in the blank provided and return the materials to the broker as directed. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Non-Registered Shareholders and asks Non-Registered Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of securities to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE SECURITIES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE SHARES VOTED. All references to shareholders in this Management Proxy Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 138,266,127 fully paid and non-assessable common shares without par value, each share carrying the right to one vote (“Common Shares”).

Any holder of Common Shares of record at the close of business on August 4, 2011 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company other than:

			Percentage of Issued and
Name of Shareholder	Number of Shares held		Outstanding
Sprott Asset Management Inc. (1)	17,117,200	(1)	12.38%
Sentry Investments Inc.(2)	26,115,800	(2)	18.89%

(1)

Sprott Asset Management Inc. (“Sprott”) of Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, M5J 2J1 is a portfolio manager which in the aggregate holds, on behalf of funds under its management, 15,117,200 Common Shares and 2,000,000 warrants convertible into Common Shares of the Company. Sprott is at arms’ length to the Company.

(2)

Sentry Investments Inc. (“Sentry”) of 130 King Street West, Suite 2850, Toronto, Ontario, M5X 1A4 holds in aggregate 15,868,500 Common Shares or securities convertible into Common Shares in accounts and funds managed by Sentry. Sentry exercises control over but not ownership of the Common Shares. Sentry is at arms’ length to the Company.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended March 31, 2011, and the auditors’ report thereon and accompanying this Information Circular will be placed before the meeting for consideration by the members.

EXECUTIVE COMPENSATION

For the purposes of this Information Circular, named executive officers of the Company means the following individuals (the "Named Executive Officers"):

(a)	each chief executive officer (“CEO”) or individual who acted in a similar capacity during the most recently completed financial year;

(b)	each chief financial officer (“CFO”) or individual who acted in a similar capacity during the most recently completed financial year; and

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation exceeds $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6 – Statement of Executive Compensation for that financial year; and

(d)

each individual for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the Company nor acting in a similar capacity at the end of the most recently completed financial year.

As at March 31, 2011, the end of the most recently completed financial year and during the most recently completed financial year of the Company, the Company had three Named Executive Officers, Arturo Bonillas, Bruce Bragagnolo and Eugene Hodgson. Subsequent to March 31, 2011, on June 27, 2011, Colin Sutherland became Chief Financial Officer (and Named Executive Officer). Their positions within the Company are set out in the summary of compensation table below.

Compensation Discussion and Analysis

Board Compensation Committee Report on Executive Compensation

The Company’s executive compensation program is administered by the Compensation Committee which was established by the Board on July 16, 2009. The Compensation Committee is comprised of three members of the Board: Frank Cordova, Lawrence Dick and Eugene Hodgson. Mr. Dick also serves as the Chair of the Compensation Committee. The Compensation Committee has a written mandate which was approved by the Board on June 17, 2010. The Compensation Committee’s primary responsibility is to review and make recommendations for the remuneration of executive officers and directors of the Company.

The Compensation Committee plans to review position descriptions as they are developed, evaluate the performance of the Company’s senior executive officers and directors and review the design and competitiveness of the Company’s compensation arrangements. During the financial year ended March 31, 2010 the Board engaged an independent human resources consultant to conduct a compensation study for all officers of the Company as well as to carry out an assessment of director compensation to determine appropriate compensation ranges based on peer group review and to determine appropriate salary levels and bonus mechanisms for senior management and compensation for Board members going forward. For the years ended March 31, 2010 and March 31, 2011, the Compensation Committee made its recommendations to the Board based on the advice of the independent consultant as well as other factors.

Executive Compensation Program

The Company’s executive compensation program is based on a pay-for-performance philosophy. It is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. The Board has reviewed and determined base salaries based on a number of factors enabling the Company to compete for and retain executives critical to the Company’s long term success. During the financial year ended March 31, 2011 the Compensation Committee made recommendations to the Board based on a report received from an independent consultant in 2010 who was retained by the Company to asses the executive compensation program and make recommendations to the Company. The Compensation Committee also considered peer group review and compensation in its review. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer term interests of shareholders.

Compensation for the Named Executive Officers, as well as for executive officers as a whole, is planned to consist of a base salary, short term incentive awards in the form a of a discretionary annual bonus and a longer term incentive award in the form of stock options. As the Company has previously been in the exploration stage of development and accordingly, has only recently received production revenue, the compensation program was developed for a company without revenue and as such provides the Company with maximum flexibility in determining executive compensation as described below. Emphasis is placed on balancing the overall needs and interests of the Company with the needs and interests of the executives. For example, where warranted, in circumstances where the Company considered it prudent to conserve cash by paying salaries and awarding short-term incentive bonuses in lower amounts than would otherwise be the case, the Company followed this practice. The Company may have increased long-term incentives through stock option awards to ensure that the recruitment, retention and reward objectives of the compensation program are met. As revenue increases past compensation practices will change to reflect a company in the production stage of development. In addition, as an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

The objectives of the compensation program are to:

1.	Ensure external competitiveness by developing and maintaining compensation levels that reflect current market rates of pay;
2.	Promote pay-for-performance levels that reward consistently high performance levels;
3.	Provide the Company with the resources to recruit and retain a highly capable work force;
4.	Establish incentives to develop and achieve performance targets that maximize the value of the Company to the benefit of its shareholders and other stakeholders; and
5.	Balance the overall needs and interests of the Company with the needs and interests of the executives.

The Company’s compensation plan meets these objectives by addressing each key component of total compensation: base salary, option based awards, annual incentive plan and all other compensation. The Board places significant emphasis on aligning the interests of its executives with those of its shareholders. As a result, significant weighting is placed in option-based rewards. A Named Executive Officer who has recently joined the Company would not initially expect to receive the same level of option-based compensation as a Named Executive Officer who has been with the Company for several years. No benefit is conferred through a contribution to a pension plan. The Board and the Named Executive Officers are aware that in years where “in-the-money” options are not exercised and in years where options are not “in-the-money”, the value of the option-based component may be nil.

Base Salary

Base salaries provide employees with monthly remuneration based on the position and the qualifications and skills required to perform the functions contained in the job description. Salaries are reviewed annually by the Board based on discussion without formal objectives, criteria or analysis. For 2011 the Board received recommendations from the Compensation Committee for the base salaries of the President and Chief Executive Officer based on peer group review, survey information and the report received from an independent consultant in 2010 who was retained by the Company to asses the executive compensation program and make recommendations to the Company. In the future, base salaries will continue to be reviewed by the Compensation Committee and will be based on recommendations of an independent human resources consultant, peer group review and survey information.

Short Term Incentives

The Board may, on a discretionary basis and on the recommendation of the Compensation Committee, determine incentive awards or bonuses to be paid by the Company to the Named Executive Officers, in respect of a financial year, based on general performance without formal objectives but considering such factors such as advancement of the Company’s projects, actual operating and capital expenditure costs as compared to budget, reserve or resource additions, identifying corporate development initiatives and improvement of relationships with suppliers, shareholders and partners. Peer group review and survey information are also considered. For 2011 the Board received recommendations from the Compensation Committee for bonuses to be awarded to the President, Chief Executive Officer and Chief Financial Officer. These bonuses account for 48% of the President’s total compensation, 48% of the Chief Executive Officer’s total compensation and 48% of the Chief Financial Officer’s total compensation.

Long Term Incentives

A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation. The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed fiscal year. It is the Company’s view that a long-term commitment to the Company’s objectivesis best achieved by aligning the interest of its executives with that of shareholders through ownership of an equity interest in the Company. Therefore, the Company places increased emphasis on indirect stock awards through its stock option plan. See “Option-Based Awards” below for further details.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Common Shares of the Company since the Company’s listing in July 2006 and for the five most recently completed fiscal years of the Company; compared with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX-V Composite Index since July 2006 and for the five most recently completed fiscal years of the Company.

Timmins Gold Corp.
Comparison of Five Year Total Common Shareholders’ Return
(as at March 31 of each year)

	Inception	March 31, 2007	March 31, 2008	March 31, 2009	March 31, 2010	March 31, 2011

Common Shares of Timmins Gold Corp.	100.00	157	306	114	349	717

S&P/TSX Composite Index	100.00	112	113	74	102	119

S&P/TSX-V Composite Index	100.00	127	101	38	63	92

The trend indicated by the performance graph set out above shows an increase in the Company’s share price from inception until March 31, 2008, a decline until March 31, 2009 during the 2008-2009 global financial crisis and a strong recovery in the share price thereafter. Initially the Company’s executive compensation consisted of higher stock option awards, lower salaries and no bonuses. As the global financial crisis recovered and commercial production at the San Francisco Mine commenced, the share price of the Company increased. Accordingly, the Compensation Committee determined that it was appropriate during fiscal 2010 and 2011 to increase salaries and award bonuses.

Option-Based Awards

The CEO, in discussion with management, makes recommendations to the Board on the grant of options to directors, officers, key employees and consultants consistent with the terms and conditions of the Company’s 2010 Stock Option Plan (the “2010 Plan”). The 2010 Plan is meant to provide the Company with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants, to provide incentive to such individuals to contribute toward the long term goals of the Company, and to encourage such individuals to acquire shares of the Company as long term investments. The Board delegated the administration of the 2010 Plan to Bruce Bragagnolo, the Company’s CEO. Individual grants approved by the Board are determined by an assessment of an individual’s current and expected future performance, level of responsibility and the importance of the position to the Company. Previous grants of stock options are taken into account when considering new grants. The number of stock options which may be issued under the 2010 Plan in the aggregate and to certain individuals and in respect of any financial year is limited under the terms of the 2010 Plan and cannot be increased without shareholder approval. Existing stock options have up to a five year term and are exercisable at the price determined by the Board subject to applicable regulatory acceptance, at the time any option is granted. Generally, a holder of stock options must be a director, officer, employee or consultant of the Company or its subsidiary or a management company employee in order to receive stock options. Amendments to the 2010 Plan may be proposed by members of the Board in consultation with the executives and then submitted to the Board for approval. Depending on the nature of an amendment to the 2010 Plan, shareholder and/or regulatory approval of the amendment may be required.

Summary of Compensation Table

The following table discloses a summary of compensation paid to the Company’s Named Executive Officers for the Company’s three most recently completed financial year.

			Share-	Option-
Name and			based	based			Pension		Total
Principal		Salary	awards	awards	Non-equity incentive		value	All other	Compen-
Position	Year	($)	($)	($)(3)	plan compensation		($)	compensation	sation
					($)

						Long-
					Annual	term
					incentive	incentive
					plans	plans
Arturo Bonillas,	2011	$267,500	Nil	Nil	$240,000	Nil	N/A	Nil	$507,500
President & Chief	2010	$172,500	Nil	$284,000	$140,000	Nil	N/A	Nil	$712,500
Executive Officer	2009	$127,500	Nil	Nil	Nil	Nil	N/A	Nil	$127,500
Bruce Bragagnolo,	2011	$267,500	Nil	Nil	$240,000	Nil	N/A	Nil	$507,500
Chief Executive	2010	$172,500	Nil	$284,000	$140,000	Nil	N/A	Nil	$712,500
Officer	2009	$127,500	Nil	Nil	Nil	Nil	N/A	Nil	$127,500
Eugene Hodgson(1),	2011	$82,749	Nil	Nil	$40,000	Nil	N/A	Nil	$122,749
Chief Financial	2010	$71,400	Nil	$142,000	$25,000	Nil	N/A	Nil	$296,400
Officer	2009	$20,400	Nil	Nil	Nil	Nil	N/A	Nil	$20,400
Colin Sutherland	2011	N/A	Nil	Nil	N/A	N/A	N/A	Nil	Nil
Chief Financial
Officer(2)

(1)

Mr. Hodgson was appointed as CFO of the Company on January 17, 2009 and his salary compensation was consulting fees. Mr. Hodgson served as the CFO of the Company from January 17, 2009 to June 27, 2011.

(2)	Mr. Colin Sutherland was appointed the CFO of the Company on June 27, 2011.

(3)

During the year ended March 31, 2010, the fair value of stock options granted to officers and directors was measured using the Black-Scholes option pricing model, incorporating the following assumptions: (1) interest rate 2.75%, (2) option life 4.75 years, (3) annual volatility 89%-119%, and (4) nil dividends.

The Company entered into a management services agreement with Arturo Bonillas (“Bonillas”) dated as of January 1, 2011, pursuant to which Bonillas agreed to provide management and administrative consulting services to the Company. Pursuant to the terms of the agreement, Bonillas is paid CAD$29,176 per month (2010 CAD$20,000 per month) for services provided under the agreement. The Company is required to reimburse Bonillas for reasonable expenses incurred by Bonillas for travel and other expenses actually and properly incurred by Bonillas in connection with providing the services under the agreement. The term of

Mr. Bonillas’ engagement is indefinite. If Mr. Bonillas’ engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 52 weeks’ notice or pay in lieu of notice or a combination of the two. If Mr. Bonillas' engagement is terminated as a result of a change of control of the Company, he is entitled to receive two years’ compensation if terminated by Mr. Bonillas or three years’ compensation if terminated by the Company other than for cause or if terminated by Mr. Bonillas for “good reason” as defined in the agreement. Assuming a change of control had occurred on March 31, 2011, estimated payments under this agreement would be CAD$700,000 – CAD$1,050,000, depending on the reason for the termination.

The Company entered into an employment agreement with Bruce Bragagnolo (“Bragagnolo”) dated as of January 1, 2011, pursuant to which Bragagnolo agreed to provide duties generally associated with the offices of Chief Executive Officer. Pursuant to terms of the agreement, Bragagnolo is paid a salary of CAD$29,167 per month (2010 CAD$20,000 per month) for services provided under the agreement. The Company is required to reimburse Bragagnolo for reasonable expenses incurred by Bragagnolo for travel and other expenses actually and properly incurred by Bragagnolo in connection with providing the services under the agreement. The term of Mr. Bragagnolo’s engagement is indefinite. If Mr. Bragagnolo's engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 52 weeks’ notice or pay in lieu of notice or a combination of the two. If Mr. Bragagnolo's engagement is terminated as a result of a change of control of the Company, he is entitled to receive two years’ compensation if terminated by Mr. Bragagnolo or three years’ compensation if terminated by the Company other than for cause or if terminated by Mr. Bragagnolo for “good reason” as defined in the agreement. Assuming a change of control had occurred on March 31, 2011, estimated payments under this agreement would be CAD$700,000 – CAD$1,050,000, depending on the reason for the termination.

The Company entered into a consulting agreement with Eugene Hodgson (“Hodgson”) pursuant to which Hodgson agreed to provide duties generally associated with the offices of Chief Financial Officer. Pursuant to terms of the agreement, Hodgson was paid a consulting fee of $5,400 per month plus applicable taxes and he is reimbursed for reasonable expenses incurred for travel and other expenses. During the financial year Hodgson received CAD$82,749.00 pursuant to the agreement.

The Company entered into an employment agreement with Colin Sutherland (“Sutherland”) dated June 27, 2011, pursuant to which Sutherland agreed to provide duties generally associated with the offices of Chief Financial Officer. Pursuant to terms of the agreement, Sutherland is paid a salary of CAD$20,833 per month for services provided under the agreement. The Company is required to reimburse Sutherland for reasonable expenses incurred by Sutherland for travel and other expenses actually and properly incurred by Sutherland in connection with providing the services under the agreement. The term of Mr. Sutherland’s engagement is indefinite. If Mr. Sutherland's engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 52 weeks’ notice or pay in lieu of notice or a combination of the two. If Mr. Sutherland’s engagement is terminated as a result of a change of control of the Company, he is entitled to receive two years’ compensation if terminated by Mr. Sutherland or three years’ compensation if terminated by the Company other than for cause or if terminated by Mr. Sutherland for “good reason” as defined in the agreement. Assuming a change of control had occurred on March 31, 2011, payments under this agreement would be nil.

The Company’s Compensation Committee reviews all executive compensation arrangements on an ongoing basis. In 2010 the Compensation Committee received a report by independent consultants assessing the executive compensation program and making recommendations to the Company. The 2010 and 2011 salaries and annual incentive bonuses paid to the executive officers of the Company and disclosed in the table above were based on the recommendations of the independent consultants, peer group review and survey information.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out all option-based awards outstanding for each Named Executive Officers at March 31, 2011. The Named Executive Officers do not have any outstanding share-based awards.

		Option-based Awards			Share-based Awards

						Market or
						payout
						value of
	Number of			Value of		share-based
	securities			unexercised	Number of	awards that
	underlying	Option	Option	in-the-money	shares or units	have not
	unexercised	exercise	expiration	options	of shares that	vested
Name	options (#)	price ($)	date	($)	have not vested	($)
Arturo Bonillas	325,000	$0.35	07/25/11	$282,750	N/A	N/A
	225,000	$0.70	05/11/12	$117,000
	100,000	$0.75	11/29/12	$47,000
	400,000	$1.00	11/13/14	$88,000
Bruce Bragagnolo	325,000	$0.35	07/25/11	$282,750	N/A	N/A
	225,000	$0.70	05/11/12	$117,000
	100,000	$0.75	11/29/12	$47,000
	400,000	$1.00	11/13/14	$88,000
Eugene Hodgson	100,000	$0.35	07/25/11	$87,000	N/A	N/A
	50,000	$0.70	05/11/12	$26,000
	50,000	$0.75	11/29/12	$23,500
	200,000	$1.00	11/13/14	$44,000
Colin Sutherland	N/A	N/A	N/A	N/A	N/A	N/A

Value vested or earned during the year

The following table sets out the value of incentive plan awards vested or earned during the year ended March 31, 2011 for each Named Executive Officer:

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during	Value vested during the	compensation – Value
Name	the year	year	earned during the year
	($)	($)	($)
Arturo Bonillas	Nil(1)	N/A	N/A
Bruce Bragagnolo	Nil(1)	N/A	N/A
Eugene Hodgson	Nil(1)	N/A	N/A

(1)	Options granted to executive officers vest fully upon the award date.

Pension Plans

The Company does not provide a pension plan for directors or executives.

Contribution Plans

The Company does not provide a contribution plan for directors or executives.

Deferred Compensation Plans

The Company does not provide a deferred compensation plan for directors or executives.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as disclosed above, the Company is and its subsidiaries are not parties to any contracts, and have not entered into any plans or arrangements which require compensation to be paid to any of the Named Executive Officers in the event of:

(a)	termination, resignation, retirement from or of employment with the Company or one of its subsidiaries;

(b)	a change of control of the Company or one of its subsidiaries; or

(c)	a change in the Named Executive Officer’s responsibilities.

Director Compensation

Director Compensation Table

The following table discloses the compensation paid to the directors who are not Named Executive Officers for the Company’s most recently completed financial year.

		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
	earned	awards	awards	compensation	value	compensation		Total
Name	($)	($)	($)	($)	($)	($)		($)
Lawrence Dick	47,400	Nil	Nil	N/A	N/A	Nil		47,400
Frank Cordova	63,727	Nil	Nil	N/A	N/A	Nil		63,727
Miguel Soto	Nil	Nil	Nil	N/A	N/A	164,128	(1)	164,128
R. Barry Fraser	36,000	Nil	Nil	N/A	N/A	Nil		36,000

(1)	Includes salary for employment services for Chief Operating Officer and salary-related bonus.

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any other director of the Company for the director’s services as a director during the fiscal year ended March 31, 2011. The Company’s Compensation Committee assesses all director compensation arrangements on an ongoing basis.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Toronto Stock Exchange (the “Exchange”). During the most recently completed financial year, the Company granted incentive stock options to certain directors and officers (refer to the audited consolidated financial statements of the Company for the year ended March 31, 2011).

Outstanding share-based awards and option-based awards

The following table sets out all option-based awards outstanding for each director who is not a Named Executive Officer at March 31, 2011. The directors do not have any outstanding share-based awards.

	Option-based Awards				Share-based Awards
						Market or
						payout
						value of
	Number of			Value of		share-based
	securities			unexercised in-	Number of	awards that
	underlying	Option	Option	the-money	shares or units	have not
	unexercised	exercise	expiration	options	of shares that	vested
Name	options (#)	price ($)	date	($)	have not vested	($)
Lawrence Dick	100,000	$1.00	11/13/09	151,000	N/A	N/A
Frank Cordova	50,000	$0.70	05/11/12	90,500	N/A	N/A
	50,000	$0.75	11/27/12	88,000	N/A	N/A
	50,000	$1.00	11/13/14	75,500	M/A	N/A
Miguel Soto	50,000	$0.35	07/25/11	108,000	N/A	N/A
	150,000	$0.70	05/11/12	121,500	N/A	N/A
	100,000	$0.75	11/27/12	176,000	N/A	N/A
	100,000	$1.00	11/13/14	151,000
R. Barry Fraser	N/A	N/A	N/A	N/A	N/A	N/A

Value vested or earned during the year

The following table sets out the value of incentive plan awards vested or earned during the year ended March 31, 2011 for each director:

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during	Value vested during the	compensation – Value
	the year	year	earned during the year

Name	($)	($)	($)
Lawrence Dick	Nil(1)	N/A	N/A
Frank Cordova	Nil(1)	N/A	N/A
Miguel Soto	Nil(1)	N/A	N/A
R. Barry Fraser	Nil(1)	N/A	N/A

(1)	Options granted to directors vest fully upon the award date.

Equity Compensation Plan

The only equity compensation plan which the Company has in place is the 2010 Stock Option Plan which was previously approved by the shareholders on September 2, 2010. The following table sets forth details of options outstanding under the 2010 Plan as at March 31, 2011:

Number of securities
remaining available for
	Number of securities	Weighted-average	future issuance under
	to be issued upon	exercise price of	equity compensation
	exercise of outstanding	outstanding options,	plans (excluding
	options, warrants and	warrants and rights	securities reflected in
	rights		column (a))(1)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	5,875,000	$0.78	7,821,419
Equity compensation plans not approved by securityholders	None	None	None
Total	5,875,000	$0.78	7,821,419

(1)

The 2010 Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). As the number of issued and outstanding common shares of the Company increases, the number of shares available under the 2010 Plan automatically increases proportionately. If a stock option is exercised, expires or otherwise terminates for any reason, the number of common shares reserved for issuance under that exercised, expired or terminated stock option shall again be available for the purposes of the 2010 Plan.

AUDIT COMMITTEE

Composition of the Audit Committee

As of the date of hereof, the members of the Audit Committee are Lawrence Dick, Eugene Hodgson and Paula Rogers. Lawrence Dick and Paula Rogers are “independent”, within the meaning set out in National Instrument 52-110 – Audit Committees (“NI 52-110”). Eugene Hodgson meets the independence requirements of NI 52-110 except that within the last three years he has been an executive of the Company. All of the members of the Audit Committee are financially literate, within the meaning set out in NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors.

De-Minimis Non-Audit Services

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions contained in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under section 8, Exemptions of NI 52-110.

Pre-Approval Policies and Procedures

The audit committee is authorized by the Company’s Board of Directors to pre-approve all non-audit services proposed to be provided by the external auditor. Such approval may, at the discretion of the audit committee, be done either by the Chair of the audit committee, who will advise the audit committee of such approval, or if the Chair prefers, through the audit committee itself.

CORPORATE GOVERNANCE

1.	GENERAL

In compliance with the requirements of the Business Corporations Act (British Columbia), under which the Company was incorporated, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their responsibilities, they are required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In accordance with the recommended guidelines established by National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), the Board has adopted the following Corporate Governance Policies.

2.	BOARD OF DIRECTORS

The Board of Directors (the “Board”) is currently comprised of the following individuals:

Director	Independent or Not	Directorship in other Public Companies	Attendance at Meetings During Financial Year Ended March 31, 2011
Arturo Bonillas	Not Independent	None	8/8
Bruce Bragagnolo	Not Independent	None	8/8
Miguel Soto	Not Independent	None	6/8
Frank Cordova	Not Independent	None	5/8
Lawrence Dick	Independent	Great Bear Uranium Corp. Continent Resources Inc. Vital Resources Corp. Pinnacle Mines Ltd. Confederation Minerals Ltd.	7/8
Eugene Hodgson	Not Independent	Grandfield Pacific Inc. Alda Pharmaceuticals Corp.	8/8
R. Barry Fraser	Independent	None	2/2(1)
Paula Rogers	Independent	None	N/A(2)

(1)	Mr. Fraser joined the Board on December 3, 2010 and attended all directors meetings since his appointment.

(2)	Ms. Rogers joined the Board on August 3, 2011 and no directors’ meetings have been called since her appointment.

NP 58-201 suggests that a majority of the Board should be “independent” directors. NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Company. A “material relationship” is in turn defined as a relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with such member’s independent judgment. Of the directors of the Company, Lawrence Dick, Barry Fraser and Paula Rogers are considered to be “independent” within the meaning of NP 58-201. Arturo Bonillas, Bruce Bragagnolo, Miguel Soto and Frank Cordova are not considered to be “independent” within the meaning of NP 58-201 as they are either executive officers of the Company or have an interest in a significant shareholder. Eugene Hodgson is not considered to be independent as he has been an executive officer of the Company within the past three years.

At present there is not a majority of independent directors. The Company is actively seeking suitable individuals to add to the Board to satisfy the suggestion to have the Board comprised of a majority of independent directors. The independent directors will hold regularly scheduled and ad hoc meetings at which only they attend and management may be asked to step out of Board meetings so that independent directors may meet in executive session.

3.	BOARD MANDATE

The mandate of the Board is to supervise the management of the Company’s business and affairs and in doing so to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In supervising the management of the Company’s business and affairs, the responsibilities of the Board include:

  identifying the principal risks of the Company’s business and creating and implementing appropriate systems to manage these risks;

  considering opportunities and risks of the business, and strategic alternatives, and selecting and approving an annual strategic plan;

  approving an annual operating plan and any capital budget plans;

  satisfying itself that the Company has effective internal controls and management information systems;

  selecting a Chief Executive Officer and President, approving all key executive appointments and compensation, and monitoring the executive development process to ensure management continuity;

  satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

  approving a system for succession planning for the Chief Executive Officer and President, and all key executive appointments, including appointing, training and monitoring senior management;

  appointing a Chair of the Board and/or a chair for each meeting of the Board;

  planning for and budgeting financial and other resources sufficient to meet its commitments when due to lenders, employees, and other stakeholders;

  taking action, separate from management, on issues that require the independent action of the Board or one of its committees;

  requiring and overseeing effective programs for workplace safety and environmental practices, and operating in accordance with applicable laws, regulations and permits, and;

  requiring and overseeing measures for receiving communications from stakeholders, including investors, employees, the communities in which it operates and the governments of those communities and through its Chief Executive Officer or President, receiving and considering responses and other communications.

4.	POSITION DESCRIPTIONS

At present, the Board of Directors has delegated the day-to-day management of the business and affairs of the Company to the executive officers of the Company. Generally, operations in the ordinary course or that are not in the ordinary course and to not exceed material levels of expenditures or commitment on the part of the Company have been delegated to management. Decisions relating to matters that are not in the ordinary course and involve material expenditures or commitment on the part of the Company require prior approval of the Board. Any responsibility which is not delegated to management or a Board committee remains with the Board.

Bruce Bragagnolo is the Chief Executive Officer. His role and responsibilities are set out in a written position description. The Chief Executive Officer is responsible for meeting the corporate goals and objectives developed by the Board. He has the authority and is responsible for overseeing and achieving the governance, financing and regulatory compliance obligations and performance guidelines approved by the Board, for implementing the Company’s strategic plan and for maintaining relationships with the Company’s shareholders and other stakeholders. This authority and responsibility includes defining roles, hiring, retaining, firing, compensating and overseeing corporate officers, employees, consultants and advisors and defining the scope of their work or services. The Chief Executive Officer will initiate Board review and input or ratification on proposals on such matters as:

  Governance or management practices and reporting
  Timely and effective operational management and control as necessary to allow the Board to fulfill its oversight responsibilities
  Financing and investment
  Acquisitions and restructuring
  Exploration, product development or services diversification
  New business opportunities
  Major capital and operational expenditures

Arturo Bonillas is the President. His role and responsibilities are set out in a written position description. The President is responsible for meeting the corporate goals and objectives developed by the Board. He has the authority and is responsible for achieving the operational performance guidelines approved by the Board by an annual strategic plan and budget or other resolutions, subject to the coordination of responsibilities with the Chief Executive Officer including defining roles, hiring, retaining, firing, compensating and overseeing corporate officers, employees, consultants and advisors and defining the scope of their work or services. The President will initiate Board review and input or ratification on proposals on such matters as:

  System-wide management practices and reporting
  Exploration, product development or services diversification
  New business-operations opportunities, alliances, association or other commitments
  Major capital and operational expenditures

R. Barry Fraser is the Chair of the Board. His role and responsibilities are set out in a written position description. The Chair is responsible for Board leadership (including confirming governance framework and advising the directors of their obligations, presiding over Board meetings and related decision making, sitting as a member of the Corporate Governance and Nominating Committee, and in consultation with the CEO, requiring adequate personnel and resources are available for effective Board functioning), strategic leadership (including working closely with the President and CEO on matters of informed decision making and strategic oversight) and governance leadership (includes the primary responsibility for the governance of the Board).

The Board retains the authority and responsibility for the hiring, firing, compensating and monitoring of the Chief Executive Officer, Chief Financial Officer and the President, and such other senior key personnel as the Board from time to time directs.

5.	ORIENTATION AND CONTINUING EDUCATION

As part of an orientation program provided by the Governance and Nominations Committee, new directors will be provided with an integrated Board manual of principles, policies and practice tools for Board governance, and access to an integrated website at www.timminsgold.com, public information on the Canadian SEDAR system, and restricted access for directors to confidential but relevant corporate data. New directors meet with the Chief Executive Officer, President and Chief Financial Officer to review the Company’s business, operations and finances. An annual Board meeting or strategic planning session is scheduled at the Company’s principal properties, and new directors are encouraged to visit the Company’s principal properties as soon as possible, accompanied by the senior executives responsible for their operation.

In addition to the responsibilities assumed by the committees of the Board, it is the continuing obligation of the senior corporate executives, to bring to the Board’s attention all developing issues, risks and opportunities and proposed regulations that may have an impact on the Company, its business and its operations. Individual directors, with assistance from the Corporate Governance and Nominating Committee, are responsible for maintaining their own education, skills and knowledge at an appropriate level. Certain directors may also be required to have additional responsibilities to maintain their professional standings and competence. The Company retained professional governance counsel from 2009-2011 to brief the Board on governance matters and update Board governance documentation. Any director may, with Corporate Governance and Nominating Committee approval, attend an educational course or undertaking at the Company’s expense. Board members are encouraged to attend educational courses or presentations in relation to the Company’s projects or the industry within which the Company operates. Costs for such courses may be paid by the Company, as requested, on a case-by-case basis.

6.	ETHICAL BUSINESS CONDUCT

The Board has adopted a written Code of Business Conduct (the “Code”), which identifies the key principles of corporate governance and conduct. This Code is available on the Company’s website and on SEDAR or copies may be obtained directly from the Company. The Board is responsible for monitoring general compliance with the Code, and is developing a series of Statements of Business Conduct Standards to clarify the application of principles in practice. Although the Board is not required to actively monitor the Code, it both periodically reviews conduct concerns and is developing internal reporting and review protocols, including for the prompt notification of apparent or real breaches, for assessment, investigation and action. The Board recognizes its responsibility to set the tone for proper conduct by its management and employees in carrying on business. The Code is included with the orientation of all directors, officers, management and employees, and will be periodically reviewed by the Corporate Governance and Nominating Committee for effectiveness and updating.

Statements of Business Conduct Standards include matters of employment and environmental concern, and commercial conduct. The President and Chief Executive Officer have also initiated a corporate social-enterprise program with integrated community health, welfare and education, and environmental components.

7.	POTENTIAL CONFLICTS OF INTEREST

As some of the directors of the Company also serve as directors of other companies engaged in similar business activities, the Board must comply with the conflict of interest provisions of the Business Corporation Act (British Columbia), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director is required to declare the nature and extent of his or her interest and he or she is excluded from all discussion on the matter and is not entitled to vote on resolutions of the board which evoke such a conflict. All such matters involving senior management must be dealt with by the Board regardless of apparent immateriality. In addition, the Board has developed a Board guideline to define independence and a process to identify and assess conflicts of interest.

8.	NOMINATION OF DIRECTORS

The Corporate Governance and Nominating Committee was established on July 16, 2009 and consists of Arturo Bonillas, Bruce Bragagnolo, Frank Cordova, Lawrence Dick, of which Lawrence Dick is the sole independent director.

There is no written position description for the Chairman of the Corporate Governance and Nominating Committee, however, the Board has approved a written mandate for the Committee, with a requirement that the nominations functions be directed by an independent director. The nominations function is assisted by a board profile matrix of desirable experience and education, and by search consultants and industry director registries, from time to time. All directors are asked to use their best efforts to nominate suitable directors to the Corporate Governance and Nominating Committee, with particular reference to those who are considered to be “independent” within the meaning of NP 58-201 and the Company’s interpretive standard.

The Corporate Governance and Nominating Committee’s nominating responsibilities include: considering annually the size and composition of the Board and the qualifications of incumbent directors and recommending to the Board such changes as it sees fit; identifying and recommending, annually and when vacancies arise, qualified persons to be nominated for election or re-election to the Board and the committees of the Board; ensuring that an appropriate selection process for new nominees to the Board is in place; developing position descriptions of directors, identifying required competencies and characteristics of potential directors; reviewing changes in applicable laws, emerging practices or other initiatives relating to directors or boards of directors; providing orientation programs for new directors and continuing development programs for existing directors; and reviewing annually the functions of corporate governance and nominations, including Board and committee performance.

The Corporate Governance and Nominating Committee holds part of each meeting in the absence of members of management, and reports promptly to the Board after each of its meetings. It has full authority to engage and compensate such legal, recruitment, and other advisors as it deems necessary.

9.	COMPENSATION

Presently the Compensation Committee consists of Frank Cordova, Lawrence Dick, and Eugene Hodgson, of which Lawrence Dick is the sole independent director. The Compensation Committee holds its meetings in the absence of other members of the Board. The Company is actively seeking suitable individuals to add to the Board and to the Compensation Committee so a Compensation Committee composed of more independent directors can be established. There is no written position description for the Chairman of the Committee, however, the Board has approved a written mandate for the Compensation Committee. The Committee’s responsibilities include reviewing goals and objectives relevant to compensation for the Chief Executive Officer and all other executive officers; evaluating the performance of the executive officers and making recommendations to the Board on their compensation; reviewing and recommending to the Board all proposed employment contracts and special compensation arrangements; recommending, and if approved, administering incentive plans, share option plans and employee benefit plans; recommending to the Board fees, benefits and other compensation for directors; and reviewing all executive compensation disclosure before it is made public. The Committee may engage and compensate outside consultants. It has no authority to delegate any of its responsibilities. The Committee has full authority to require management to perform studies and furnish any information it requires in performance of its duties. During the year ended March 31, 2010 the Compensation Committee engaged independent consultants, Western Compensation & Benefits Consultants, of Vancouver, British Columbia, to assess the executive compensation program and make recommendations to the Company. The 2010 and 2011 salaries and annual incentive bonuses paid to the executive officers of the Company and disclosed above were based on the recommendations of the independent consultants, peer group review and survey information.

10.	OTHER BOARD COMMITTEES

In addition to the Governance and Nominating Committee and the Compensation Committee, there is also an Operations Committee and an Audit Committee and from time to time other additional committees will be raised to address pertinent issues, such as the Finance Committee.

The Audit Committee consists of two independent directors, Paula Rogers and Lawrence Dick and one non independent director, Eugene Hodgson. Mr. Hodgson meets the independence requirements of NI 52-110 except that within the last three years he has been an executive of the Company. All of the members of the Audit Committee are “financially literate”, as defined by NI 52-110. There is no written description for the Chairman of the Committee. The Committee’s duties and responsibilities are specified by law and in the Charter of the Audit Committee.

The Committee meets regularly with the CEO and CFO and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls, and the independent auditors’ procedures and audit plans. The Audit Committee recommends to the Board the accounting firm to be appointed as independent auditors. The Audit Committee reviews and recommends to the Board for approval the annual financial statements and Management’s Discussion and Analysis (“MD&A”), reviews and approves the interim financial statements and MD&A, and undertakes other activities required by regulatory authorities. The members of the Audit Committee are elected by the Board at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

As required by NI 52-110, the Company’s Annual Information Form (the “AIF”) for 2011, as amended, which is available on SEDAR, contains additional disclosure regarding the Audit Committee, including its Charter.

The Operations Committee was established on July 24, 2009 and consists of Arturo Bonillas, Bruce Bragagnolo, Lawrence Dick, and Miguel Soto, of which Lawrence Dick is the sole independent director. The Board has approved a written mandate for the Operations Committee. The Committee’s duties and responsibilities are to oversee the mining exploration, development and product on the Company’s properties, to review mining contracts and services and supply contracts, budgets and to generally oversee the mining operations of the Company.

The Finance Committee was established on January 7, 2009 and consists of Arturo Bonillas, Bruce Bragagnolo, and Eugene Hodgson, of which Eugene Hodgson is the sole independent director. The Board has approved a written mandate for the Finance Committee. The Committee’s duties and responsibilities are to develop strategic plans, goals, policies and budgets related to the financial and risk management and administration of the Company; to oversee the preparation of material agreements relating to financing, including banking documents, surety and insurance instruments, equity and debt financing transactions, and material operational agreements for finance and risk conditions; to oversee and administer finance policies of the Company , including such matters as signing authority, internal systems and controls, and reporting; to oversee financial aspects of change of control, and mergers and acquisitions matters, and to prepare and administer timelines, budgets and time commitments for the work of the Committee.

11.	ASSESSMENTS

The entire Board will evaluate the effectiveness of the Board, its committees and individual directors on an annual basis. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its charter, the performance of the committee as a whole and the performance of the committee chair. Such annual assessments are provided for in the charters of the Board and each of the committees.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, of 2800 – 1055 Dunsmuir Street, Vancouver, BC, as auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. Deloitte & Touche LLP was first appointed as the Company’s auditor on November 29, 2007.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, a properly executed and returned proxy will be voted for the nominees herein listed.

Management of the Company proposes that the number of directors for the Company be determined at eight (8) for the ensuing year subject to such increases as may be permitted by the Articles of the Company. Management of the Company proposes to nominate each of the following for election as a director of the Company.

Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Present Position(s) with the Company and Resident Country	Principal Occupation (1)	Date(s) Served as a Director	Common Shares Held(2)
Arturo Bonillas(4)(6)(7)	President of the Company.	Since March 17,	2,630,800
Hermosillo, Sonora,		2005
Mexico
President and Director
Bruce Bragagnolo(4)(6)(7)	CEO of the Company.	Since March 17,	2,726,000
Vancouver, British		2005
Columbia, Canada
Chief Executive Officer,
Secretary and Director
Frank Cordova(4)(5)	Counsel in Mexico for the Company.	Since July 16,	Nil
Hermosillo, Sonora,		2008
Mexico
Director

Name, Present Position(s) with the Company and Resident Country	Principal Occupation (1)	Date(s) Served as a Director	Common Shares Held(2)
Lawrence Dick, Phd., P.Geo. (3)(4)(5)(6)	Professional geologist.	Since September 27,	Nil
Vancouver, British		2005
Columbia, Canada
Director
Eugene Hodgson(3)(5)(7)	Independent consultant.	Since October	164,200
Vancouver, British		31, 2005
Columbia, Canada
Chief Financial Officer and
Director
Miguel Soto(6)	Chief Operating Officer of the Company.	Since	200,000
Aguascalientes, Ags,		September 27,
Mexico		2005
Chief Operating Officer and
Director
R. Barry Fraser	Barrister and Solicitor	Since	43,400
Vancouver, British		December 3,
Columbia, Canada		2010
Chairman of the Board and
Director
Paula Rogers(3) Vancouver, British	Chartered Accountant, Chief Financial Officer	Since August 3,	Nil
Columbia, Canada	of Castle Peak Mining Ltd. and former Vice-	2011
Director	President and Treasurer of Goldcorp Inc.
	(2005 – 2010).

(1)	Unless otherwise stated above, any nominee named above not elected at the last annual general meeting has held the principal occupation or employment indicated for at least five years.

(2)

Includes shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date of this Information Circular. This information was obtained from the System for Electronic Disclosure by Insiders (SEDI) website (www.sedi.ca).

(3)	Denotes member of the Audit Committee.

(4)	Denotes member of the Corporate Governance and Nominating Committee

(5)	Denotes member of the Compensation Committee

(6)	Denotes member of Operations Committee

(7)	Denotes member of Finance Committee

SPECIAL BUSINESS

Incentive Stock Option Plan

The Company would like to adopt a Stock Option Plan that meets the requirements of the Toronto Stock Exchange (the “Exchange”) and in accordance with Section 613 of the Exchange Company Policy Manual, the directors of the Company plan to adopt a new Stock Option Plan (the “2011 Plan”), subject to shareholder and Exchange approval. The 2011 Plan will comply with the requirements of Section 613 of the Exchange Company Manual. Under the 2011 Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the 2011 Plan increases with the issue of additional shares by the Company, the 2011 Plan is considered to be a “rolling” stock option plan. All options outstanding under the Company’s 2010 Plan will become options outstanding under the 2011 Plan. Based on the Company’s current issued and outstanding share capital of 138,266,127 common shares, there are currently 8,675,000 such options to be transferred from the 2010 Plan to the 2011 Plan and 5,151,613 remaining available for future issuance under the 2011 Plan.

A copy of the 2011 Plan will be available at the Meeting for review by the shareholders at the Meeting.

Particulars of the 2011 Plan

The following is a summary of the principal terms of the 2011 Plan.

The 2011 Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management company employees. The terms “directors, employees”, “consultants” and “management company employees” have the meanings set out in the Plan. In addition, the term “director” is defined in the Plan to include directors, senior officers and management company employees.

Under the 2011 Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the 2011 Plan. Initially, the Administrator will be the Secretary of the Company.

The 2011 Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option is exercised, expires or otherwise terminates for any reason, the number of common shares reserved for issuance under that exercised, expired or terminated stock option shall again be available for the purposes of the 2011 Plan. Any stock option outstanding when the 2011 Plan is terminated will remain in effect until it is exercised or it expires.

The 2011 Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)	options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)	options may be exercisable for a maximum of five years from the date of grant;

(c)	options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d)	options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e)

options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to employees conducting Investor Relations Activities (as defined in the 2011 Plan), in any 12 month period;

(f)

options granted to insiders in the aggregate in any 12 month period and issuable to insiders of the Company in the aggregate at any one time, when combined with any other security- based compensation arrangements, may not exceed 10% of the issued shares of the Company;

(g)

options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h)

options held by an option holder who is engaged in Investor Relations Activities must expire within 30 days after the option holder ceases to be employed by the Company to provide Investor Relations Activities; and

(i)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The 2011 Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing Investor Relations Activities, which will vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

In addition, under the 2011 Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the Business Corporations Act (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the Market Price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”). The term “Market Price” is defined in the Exchange Company Manual and will be the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the Award Date, or otherwise in accordance with the terms of the 2011 Plan. In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The 2011 Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the 2011 Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The Board may, from time to time, amend the 2011 Plan for the purpose of meeting any change in relevant law, rule or regulation applicable to the 2011 Plan, and shareholder approval will not be sought for such amendments. All other amendments will require shareholder approval.

Shareholder Approval

In order to exercise stock options granted under the 2011 Plan, the 2011 Plan must first be accepted by the Exchange. In order to obtain Exchange acceptance, the Exchange requires that “rolling” stock option plans, when instituted, when amended and every three years after institution, receive shareholder approval at a company’s annual general meeting.

For these reasons and also to ensure that the 2011 Plan is acceptable to the Company’s shareholders, the directors of the Company will ask the shareholders to approve the 2011 Plan at the Meeting.

Accordingly, the shareholders will be asked to consider and, if thought fit, pass the following resolution.

“Resolved that, subject to Toronto Stock Exchange (“Exchange”) approval:

1.	the Company adopt a Stock Option Plan (the “2011 Plan”), including the reserving for issuance under the 2011 Plan at any time of a maximum of 10% of the issued common shares of the Company;

2.	the Company be and is hereby authorized to grant stock options under the 2011 Plan, in accordance with its terms until September 8, 2014;

3.

the Company be and is hereby authorized to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the Exchange to obtain Exchange acceptance of the 2011 Plan; and

4.	authority be and is hereby granted to the Board of Directors of the Company to make such amendments to the 2011 Plan as are required by the Exchange to obtain Exchange acceptance of the 2011 Plan.”

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the Company’s financial statements and MD&A. The financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed fiscal year.

OTHER BUSINESS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

BY ORDER OF THE BOARD

Arturo Bonillas
President and Director